Exhibit 1U-A

Innovation, Science and Economic Development Canada Corporations Canada Form4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177) 1 Corporate name Wolverine Partners Corp. 2 Corporation number 1050674-5 The articles are amended as follows The corporation changes its name to: Gage Growth Corp. The corporation makes other changes as follows: See attached schedule I Voir l'annexe ci-jointe 4 Declaration: I certify that I am a director or an officer of the corporation. Original signed by Fabian Monaco 416.819.8174

Schedule Amendment Schedules The articles of the Corporation are amended as follows: A. To remove section 4 of the articles of the Corporation entitled "Restrictions on Share Transfers"; and B. To remove paragraphs 1 and 2 of section 7 of the articles of the Corporation entitled "Other Provisions".